UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Gelesis Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

14070Y101

(CUSIP Number)

Bharatt Chowrira

Chief Business, Financial and Operating Officer

PureTech Health LLC

6 Tide Street, Suite 400

Boston, MA 02210

(617) 482-2333

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 21, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Explanatory Note

This Amendment No. 2 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on January 21, 2022, as amended (the “Schedule 13D”), relating to the Reporting Persons’ ownership of shares of common stock, par value $0.0001 per share (the “Common Stock”), of Gelesis Holdings, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used but not defined herein shall have the meaning set forth in the Schedule 13D.

Unless set forth below, all previous Items set forth in the Schedule 13D remain unchanged. Capitalized terms used herein and not defined have the meanings given to them in the Schedule 13D.

This Amendment is being filed to supplement the prior disclosure to reflect the entry into a Note and Warrant Purchase Agreement with the Issuer.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

Promissory Note and Promissory Note Warrant

On February 21, 2023, the Issuer, Gelesis, Inc., a subsidiary of the Issuer (the “Notes Co-Issuer” and together with the Issuer, the “Notes Issuers”), Gelesis 2012, Inc. and Gelesis, LLC, subsidiaries of the Notes Issuers and guarantors of the Convertible Notes (together with the Notes Issuers and other guarantors from time to time, the “Note Parties”), entered into a Note and Warrant Purchase Agreement, dated as of February 21, 2023, by and among the Note Parties and PureTech Health LLC (the “NPA”) pursuant to which, for a cash purchase price of $5.0 million, (i) the Notes Issuers issued a short term secured convertible note in the aggregate principal amount of $5.0 million (the “Convertible Notes” and such initial issuance, the “Initial Notes”) to PureTech Health LLC and (ii) the Issuer issued warrants to purchase 23,688,047 shares of Common Stock of the Issuer (the “Warrants”). The Convertible Notes are guaranteed by the domestic subsidiaries of the Notes Co-Issuer and is secured by a first-priority lien on any and all assets of the Issuer, including without limitation, intellectual property, regulatory filings and product approvals, clearances and marks worldwide (other than the equity interests in Gelesis S.r.l. and assets held by Gelesis S.r.l.) and a pledge of the 100% of the equity interests of Co-Issuer and the domestic subsidiaries of the Notes Issuers.

The Convertible Notes bear interest at a rate of 12% per annum, and mature on July 31, 2023, unless earlier converted or extended as described below.

The Convertible Notes are not convertible, and the Warrants are not exercisable, until the Issuer receives stockholder approval of the issuance of the shares of Common Stock underlying the Convertible Note and the Warrants (the “Stockholder Approval”) in accordance with the terms thereof. Upon receipt of Stockholder Approval, (i) the Convertible Note shall be convertible at the option of PureTech Health LLC into a number of shares of Common Stock equal to (x) the outstanding principal amount of such Note plus accrued and unpaid interest divided by (y) the Conversion Price (as defined in the Convertible Note) and (ii) the Warrants will become exercisable for a purchase price of $0.2744 per share.

In addition, pursuant to the NPA, PureTech Health LLC has agreed, upon the request of the Notes Issuers, to purchase from the Notes Issuers an additional $5.0 million principal amount of the Convertible Notes (the “Additional Notes”), and to purchase from the Issuer additional Warrants, representing warrant coverage of 170% of the principal amount of the Additional Notes, if (i) the Issuer and PureTech Health LLC, in its sole discretion, shall have agreed upon a satisfactory over-the-counter operating plan for the Issuer; (ii) the Issuer shall have successfully completed and submitted the usability study with respect to the OTC reclassification of its Plenity product; (iii) the Issuer shall have received Stockholder Approval on or prior to July 31, 2023; and (iv) other commercially reasonable customary conditions are satisfied.

If (i) the Issuer receives Stockholder Approval prior to July 31, 2023, and (ii) the Issuer receives proceeds from the sale of additional Convertible Notes to other investors of at least $10.0 million prior to July 31, 2023, the maturity date for all the Convertible Notes issued under the NPA shall be March 31, 2024.

During the terms of the Initial Notes and the Additional Notes, any term of any indebtedness, debt or equity-linked debt security incurred or issued by the Notes Issuers after the issuance of the Initial Notes that is more favorable than the terms of the Initial Notes or the Additional Notes (including warrant coverage), shall, at the option of PureTech Health LLC, automatically be incorporated into the Initial Notes, the Additional Notes and/or the Warrants (including warrant coverage).

The NPA provides that all shares of Common Stock issuable upon conversion of the Convertible Notes and upon exercise of the Warrants shall be entitled to registration rights which require the Issuer to file a shelf registration statement to register such shares for resale.

The Issuer agreed to use reasonable best efforts to obtain Stockholder Approval, at the first annual general meeting of stockholders following the issuance of the Initial Notes, which shall be not later than July 31, 2023.

The foregoing descriptions of the Convertible Notes, the NPA and the Warrants do not purport to be complete and are qualified in their entirety by the full text of such agreements, which are attached as exhibits to this Schedule 13D and incorporated herein by reference.

Item 6. Contracts; Arrangements, Understandings or relationship with respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

Item 4 above summarizes certain provisions of the Convertible Note, the NPA and the Warrants and is incorporated herein by reference. A copy of each such agreements is attached as an exhibit to this Schedule 13D and incorporated herein by reference.

Item 7. Materials to be filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit	Description

7.	Note and Warrant Purchase Agreement (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on February 23, 2023)

8.	Form of Promissory Note (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on 23, 2023).

9.	Form of Warrant to Purchase Common Stock of Gelesis Holdings, Inc. (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed on February 23, 2023).

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 23, 2023

PURETECH HEALTH LLC

By:	/s/ Bharatt Chowrira
Name:	Bharatt Chowrira
Title:	President, Chief Business, Financial and Operating Officer

PURETECH HEALTH PLC

By:	/s/ Bharatt Chowrira
Name:	Bharatt Chowrira
Title:	President, Chief Business, Financial and Operating Officer

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